

August 18, 2023

Wei Li
Chief Executive Officer
DongFang City Holding Group Company Limited
Level 15, Tower 2
Etiqa Twins Tower, No. 11
Jalan Pinang , Kuala Lumpur
50450

   Re: DongFang City Holding Group Company Limited
     Form 10-K for the Fiscal Year Ended October 31, 2021
     Filed January 28, 2022
     File No. 000-56120

Dear Wei Li:

  We issued comments on the above captioned filing on September 13, 2022. On July 27, 2023, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Qiongfang Xiang